July 11, 2025

VIA EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn.:	Al Pavot Terence O’Brien Juan Grana Katherine Bagley
Re:	ZYNEX, INC. Form 10-K filed March 11, 2025 File No. 001-38804

Ladies and Gentlemen:

This letter is submitted by Zynex, Inc, a Nevada corporation (the “Company”), in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission in a letter dated July 2, 2025 (the “Comment Letter”) with respect to the Company’s Correspondence filed with the Commission on June 5, 2025.

For ease of reference, the Staff’s comments contained in the Comment Letter are reprinted below in bold, numbered to correspond with the paragraph number assigned in the Comment Letter, and is followed by the corresponding response of the Company.

Correspondence filed June 5, 2025
Recent Events, page 7

1.

We have read your response to prior comment 3. Please provide a loss contingency disclosure in the financial statement footnotes that clearly states whether a liability has been accrued for the potential repayment of prior Tricare cash collections. See also ASC 450-20-50.

Response: In response to the Staff’s comment, the Company proposes to revise the disclosure under Recent Events as shown below in the redline.

Recent Events - During the quarter ended March 31, 2025, the Company was notified that Tricare, one of our government payers, was temporarily suspending payments as they review prior claims. The suspension of Tricare payments is based on allegations of misrepresentation of supplies and equipment billed to the Tricare program; misrepresentation of diagnosis to justify a requirement for a TENS unit or lack of physician orders regarding the replenishment of supplies.

We held a meeting with Tricare in April 2025 and believe we presented good evidence to get payments reinstated. In June 2025, the Company was notified by Tricare that the temporary payment suspension will continue while they conduct further review. Tricare historically represented approximately 20-25% of our annual revenue and cash collections from Tricare were $48.8 million and $38.8 million during the years ended December 31, 2024 and 2023, respectively. As directed by Tricare, we continue to support both existing patients and new patients as we receive their prescriptions. We recognized revenue of approximately $2.2 million for the quarter ended March 31, 2025, related to Tricare which equaled the cash received from Tricare during the period. All other fulfillments and related revenue during the first quarter have been fully reserved and we have no receivables related to Tricare as of March 31, 2025. We maintain a constraint for third-party payer refund requests but do not have a specific constraint related to prior Tricare payments as Tricare has not submitted a refund request.

Due to the temporary payment suspension and lack of clarity on the timing of a resolution, we restructured our staff to align with current revenue. During 2025 we decreased our overall staff by approximately 15%, which primarily affected employees in our corporate departments. This staff reduction along with other expense reductions made during the second half of 2024 and the first quarter of 2025 will result in savings of approximately $35 million annually.

If any additional information is required by the Staff or if you have any questions regarding the foregoing, please contact the undersigned or our counsel, Marcelle Balcombe at Sichenzia Ross Ference Carmel LLP at (212) 930-9700.

Thank you for your time and attention.

Very truly yours,

Zynex, Inc.

By:	/s/ Daniel Moorhead
Daniel Moorhead
Chief Financial Officer